FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the Registrant”) within China for the first three quarters of 2016, made by the Registrant on October 18, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA DECREASES BY 3.49%
FOR THE FIRST THREE QUARTERS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”) for the third quarter of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 86.513 billion kWh, representing an increase of 6.56% over the same period last year. Total electricity sold by the Company amounted to 81.661 billion kWh, representing an increase of 6.83% over the same period last year. For the first three quarters of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 232.593 billion kWh, representing a decrease of 3.49% over the same period last year. Total electricity sold by the Company amounted to 219.736 billion kWh, representing a decrease of 3.24% over the same period last year. For the first three quarter of 2016, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB394.45 per MWh, representing a decrease of 11.69% over the same period last year.

The decrease in the Company’s power generation in the first three quarters was mainly attributable to the following factors: (1) the nationwide power consumption showed modest growth on the whole while the utilization hours of thermal power generation units saw a year-on-year fall due to the bulk of newly installed capacities; (2) the nationwide hydropower generation boosted by heavy rainfall squeezed the generation potential of the thermal power generators which account for a relatively high proportion in the Company’s total power generation capacities; (3) the launch of new nuclear power generators in Liaoning, Guangdong, Fujian and Hainan had a severe impact on the output of the thermal power units in these regions.

The power generation (in billion kWh) by each of the Company’s domestic power plants are listed below:

	Power Generation				Electricity sold
Domestic Power Plant	July to September 2016	Change	January to September 2016	Change	July to September 2016	Change	January to September 2016	Change
Liaoning Province	5.376	-9.40%	14.285	-6.33%	5.042	-9.45%	13.414	-6.32%
Coal-fired	5.304	-9.60%	14.033	-6.48%	4.971	-9.65%	13.164	-6.48%
Dalian	1.583	-0.60%	4.292	-2.37%	1.484	-0.72%	4.032	-2.46%
Dandong	0.548	-22.5%	1.969	-10.17%	0.514	-22.88%	1.866	-10.35%
Yingkou	2.528	-9.5%	5.657	-8.74%	2.367	-9.41%	5.280	-8.74%
Yingkou Co-generation	0.646	-16.70%	2.116	-4.61%	0.606	-16.76%	1.987	-4.31%
Wind-power	0.055	26.00%	0.209	0.21%	0.055	26.61%	0.208	0.47%
Wafangdian Wind Power	0.020	53.50%	0.065	-3.04%	0.020	55.98%	0.064	-2.76%
Changtu Wind Power	0.035	14.40%	0.144	1.74%	0.035	14.37%	0.144	1.99%
Hydro-power	0.008	-63.10%	0.032	-13.17%	0.008	-61.85%	0.032	-13.31%
Suzihe Hydropower	0.008	-63.10%	0.032	-13.17%	0.008	-61.85%	0.032	-13.31%
PV	0.0074	–	0.0103	–	0.0074	–	0.0100	–
Dandong PV	0.0035	–	0.0063	–	0.0034	–	0.0059	–
Yingkou Co-generation PV	0.0040	–	0.0041	–	0.0040	–	0.0041	–
Inner Mongolia	0.036	6.30%	0.155	6.25%	0.035	4.49%	0.154	6.25%
Wind-power	0.036	6.30%	0.155	6.25%	0.035	4.49%	0.154	6.25%
Huade Wind Power	0.036	6.30%	0.155	6.25%	0.035	4.49%	0.154	6.25%
Hebei Province	3.605	7.50%	10.214	4.08%	3.379	7.49%	9.610	4.63%
Coal-fired	3.584	7.40%	10.126	3.86%	3.361	7.51%	9.530	4.43%
Shang’an	3.584	7.40%	10.126	3.86%	3.361	7.51%	9.530	4.43%
Wind-power	0.013	-24.80%	0.080	26.65%	0.012	-26.82%	0.075	27.12%
Kangbao Wind Power	0.013	-24.80%	0.080	26.65%	0.012	-26.82%	0.075	27.12%
PV	0.0076	–	0.0079	–	0.0050	–	0.0050	–
Kangbao PV	0.0076	–	0.0079	–	0.0050	–	0.0050	–
Gansu Province	2.058	135.00%	7.152	58.55%	1.971	137.15%	6.837	59.11%
Coal-fired	1.695	180.10%	6.103	66.42%	1.623	183.23%	5.831	67.11%
Pingliang	1.695	180.10%	6.103	66.42%	1.623	183.23%	5.831	67.11%
Wind-power	0.364	24.70%	1.050	24.27%	0.349	34.96%	1.006	24.56%
Jiuquan Wind Power	0.119	-2.20%	0.343	-6.10%	0.114	8.86%	0.328	-4.51%
Jiuquan Wind Power II	0.128	1.40%	0.378	2.93%	0.124	7.52%	0.366	2.14%
Yumen Wind Power	0.043	-4.20%	0.140	23.69%	0.040	4.66%	0.134	25.96%
Yigang Wind Power	0.075	–	0.190	–	0.071	–	0.179	–

	Power Generation				Electricity sold
Domestic Power Plant	July to September 2016	Change	January to September 2016	Change	July to September 2016	Change	January to September 2016	Change
Beijing	1.787	-9.50%	5.600	-2.88%	1.680	-8.68%	5.220	-2.40%
Coal-fired	0.666	-25.40%	2.368	-16.04%	0.584	-25.49%	2.062	-16.48%
Beijing Co-generation (Coal- fired)	0.666	-25.40%	2.368	-16.04%	0.584	-25.49%	2.062	-16.48%
Combined Cycle	1.121	3.70%	3.232	9.74%	1.097	3.79%	3.158	9.67%
Beijiang Co-generation (Combined Cycle)	1.121	3.70%	3.232	9.74%	1.097	3.79%	3.158	9.67%
Tianjin	1.826	3.20%	5.130	-4.56%	1.728	2.96%	4.840	-4.48%
Coal-fired	1.222	13.60%	3.711	-8.27%	1.138	13.88%	3.456	-8.33%
Yangliuqing Co-generation	1.222	13.60%	3.711	-8.27%	1.138	13.88%	3.456	-8.33%
Combined Cycle	0.604	-13.10%	1.419	6.70%	0.590	-13.13%	1.384	6.69%
Lingang Combined Cycle	0.604	-13.10%	1.419	6.70%	0.590	-13.13%	1.384	6.69%
Shanxi Province	2.587	13.70%	8.606	23.95%	2.415	13.64%	8.079	24.51%
Coal-fired	2.426	6.60%	6.951	0.12%	2.259	6.30%	6.472	-0.25%
Yushe	0.824	18.80%	2.180	-2.83%	0.760	18.89%	2.011	-2.92%
Zuoquan	1.602	1.20%	4.771	1.50%	1.499	0.88%	4.461	1.00%
Combined Cycle	0.160	–	1.654	–	0.156	–	1.607	–
Dongshan Combined Cycle	0.160	–	1.654	–	0.156	–	1.607	–
Shandong Province	11.908	-2.60%	31.412	-2.03%	11.210	-2.58%	29.574	-2.08%
Coal-fired	11.908	-2.60%	31.412	-2.03%	11.210	-2.58%	29.574	-2.08%
Dezhou	4.064	-1.70%	10.780	-1.33%	3.817	-1.41%	10.106	-1.24%
Jining	1.299	-3.60%	3.326	-8.68%	1.196	-4.65%	3.067	-9.72%
Xindian	0.710	-15.50%	2.274	-3.13%	0.660	-15.49%	2.121	-3.05%
Weihai	3.126	-7.80%	7.724	-10.58%	2.992	-7.58%	7.381	-10.40%
Rizhao Phase II	2.173	0.20%	6.029	9.18%	2.054	0.24%	5.724	9.33%
Zhanhua Co-generation	0.535	56.9%	1.279	29.07%	0.492	56.56%	1.175	29.08%
Henan Province	5.613	-0.20%	14.563	-1.24%	5.299	-0.35%	13.761	0.11%
Coal-fired	5.613	-0.20%	14.563	-1.24%	5.299	-0.35%	13.761	0.11%
Qinbei	4.784	-7.10%	12.636	-8.70%	4.531	-7.11%	11.970	-8.45%
Luoyang Co-generation	0.709	49.60%	1.807	99.64%	0.662	50.35%	1.685	150.97%
Luoyang Yangguang	0.120	–	0.120	–	0.106	–	0.106	–

	Power Generation				Electricity sold
Domestic Power Plant	July to September 2016	Change	January to September 2016	Change	July to September 2016	Change	January to September 2016	Change
Jiangsu Province	12.259	14.20%	31.830	0.11%	11.618	13.86%	30.227	-0.15%
Coal-fired	10.920	18.50%	28.928	2.00%	10.305	18.30%	27.385	1.78%
Nantong	1.774	26.20%	4.623	-4.91%	1.671	25.51%	4.374	-5.54%
Nanjing	0.796	17.00%	2.314	7.07%	0.750	16.74%	2.179	6.62%
Taicang	2.987	20.20%	7.747	-0.95%	2.826	20.37%	7.343	-1.09%
Huaiyin	1.615	23.80%	4.209	-7.95%	1.511	23.02%	3.972	-8.15%
Jinling (Coal-fired)	3.494	11.40%	9.346	11.94%	3.330	11.61%	8.925	12.21%
Suzhou Co-generation	0.209	3.40%	0.595	0.14%	0.185	4.08%	0.522	-1.25%
Nanjing Co-generation	0.047	–	0.095	–	0.032	–	0.069	–
Combined Cycle	1.219	-14.00%	2.501	-19.36%	1.196	-13.93%	2.456	-19.21%
Jinling (Combined Cycle)	0.646	-29.00%	1.243	-33.97%	0.633	-28.93%	1.217	-33.89%
Jinling Combined Cycle Co- generation	0.573	12.80%	1.258	3.21%	0.564	12.77%	1.239	3.31%
Wind-power	0.119	13.70%	0.400	20.22%	0.116	13.64%	0.387	18.32%
Qidong Wind Power	0.078	-7.10%	0.275	5.39%	0.077	-6.67%	0.271	5.57%
Rudong Wind Power	0.022	2.60%	0.070	-3.40%	0.021	3.86%	0.068	-3.60%
Tongshan Wind Power	0.019	–	0.056	–	0.019	–	0.048	–
Shanghai	4.781	11.30%	13.797	-2.63%	4.514	11.37%	13.072	-2.73%
Coal-fired	4.206	9.50%	12.417	-1.62%	3.958	9.60%	11.728	-1.68%
Shidongkou First	1.251	2.60%	3.761	1.21%	1.166	2.43%	3.520	1.43%
Shidongkou Second	1.360	24.8%	4.049	-3.93%	1.283	23.65%	3.838	-4.16%
Shidongkou Power	1.597	4.30%	4.608	-1.80%	1.508	5.14%	4.370	-1.87%
Combined Cycle	0.575	26.50%	1.380	-10.83%	0.557	25.82%	1.344	-11.01%
Shanghai Combined Cycle	0.575	26.50%	1.380	-10.83%	0.557	25.82%	1.344	-11.01%
Chongqing	3.001	48.00%	7.282	-7.51%	2.792	49.40%	6.760	-7.19%
Coal-fired	2.325	35.40%	5.985	-17.42%	2.133	36.18%	5.498	-17.64%
Luohuang	2.325	35.40%	5.985	-17.42%	2.133	36.18%	5.498	-17.64%
Combined Cycle	0.676	116.70%	1.297	106.89%	0.658	117.87%	1.263	107.44%
Liangjiang Combined Cycle	0.676	116.70%	1.297	106.89%	0.658	117.87%	1.263	107.44%
Zhejiang Province	7.102	30.90%	18.224	-0.59%	6.804	31.83%	17.466	-0.24%
Coal-fired	6.908	27.60%	17.885	-1.94%	6.614	28.45%	17.134	-1.62%
Yuhuan	5.197	31.00%	13.571	-2.95%	4.977	31.93%	13.003	-2.65%
Changxing	1.712	18.50%	4.315	1.35%	1.637	18.91%	4.131	1.76%
Combined Cycle	0.184	1941%	0.324	272%	0.179	1844%	0.316	270.44%
Tongxiang Combined Cycle	0.184	1941%	0.324	272%	0.179	1844%	0.316	270.44%

	Power Generation				Electricity sold
Domestic Power Plant	July to September 2016	Change	January to September 2016	Change	July to September 2016	Change	January to September 2016	Change
PV	0.011	262%	0.015	119.26%	0.011	280.65%	0.015	133.16%
Changxing PV	0.0034	23.80%	0.0077	15.10%	0.0034	16.30%	0.0077	17.33%
Hongqiao PV	0.0076	–	0.0076	–	0.0076	–	0.0076	–
Hubei Province	4.381	17.70%	10.345	11.43%	4.095	17.49%	9.699	12.28%
Coal-fired	4.231	16.00%	9.992	9.42%	3.960	15.75%	9.368	10.22%
Wuhuan	3.083	5.50%	7.225	1.98%	2.876	5.29%	6.743	1.67%
Jiangmen Co-generation	0.747	62.40%	1.871	55.52%	0.709	62.53%	1.779	55.82%
Yingcheng Co-generation	0.400	50.40%	0.896	6.18%	0.375	47.99%	0.846	16.61%
Wind-power	0.056	82.10%	0.114	269.24%	0.044	100.87%	0.101	358.96%
Jieshan Wing Power	0.056	82.10%	0.114	269.24%	0.044	100.87%	0.101	358.96%
Hydro-power	0.093	117.00%	0.238	96.94%	0.090	116.54%	0.230	96.36%
Enshi Maweigou Hydro-power	0.059	228.00%	0.144	213.13%	0.056	236.21%	0.138	217.54%
Dalongtan Hydro-power	0.035	41.00%	0.094	25.67%	0.034	35.99%	0.092	24.73%
Hunan Province	2.407	19.00%	5.512	-14.84%	2.260	19.52%	5.179	-14.67%
Coal-fired	2.216	21.60%	4.832	-18.82%	2.070	21.72%	4.508	-19.07%
Yueyang	2.216	21.60%	4.832	-18.82%	2.070	21.72%	4.508	-19.07%
Wind-power	0.120	39.20%	0.394	54.99%	0.118	30.27%	0.390	55.92%
Subaoding Wind Power	0.073	-4.40%	0.233	-4.65%	0.072	-4.04%	0.231	-1.71%
Guidong Wind Power	0.046	113.70%	0.160	639.91%	0.046	198.31%	0.159	936.78%
Hydro-power	0.073	-28.10%	0.287	12.84%	0.071	-28.02%	0.281	12.72%
Xiangqi Hydro-power	0.073	-28.10%	0.287	12.84%	0.071	-28.02%	0.281	12.72%
Jiangxi Province	4.907	9.20%	12.486	11.64%	4.683	12.27%	11.908	14.61%
Coal-fired	4.886	9.20%	12.416	11.66%	4.663	12.28%	11.840	14.64%
Jinggangshan	2.395	7.30%	5.890	-15.60%	2.283	7.54%	5.615	-15.71%
Ruijin	0.745	-20.60%	2.195	-16.53%	0.709	-20.28%	2.076	-16.76%
Anyuan	1.745	33.90%	4.330	186.60%	1.671	46.47%	4.149	253.92%
Wind-power	0.020	8.50%	0.070	8.63%	0.019	10.10%	0.068	9.37%
Jianggongling Wind Power	0.020	8.50%	0.070	8.63%	0.019	10.10%	0.068	9.37%
Anhui Province	1.640	19.30%	4.449	-4.07%	1.563	20.45%	4.226	-4.14%
Coal-fired	1.555	17.20%	4.266	-5.52%	1.478	18.19%	4.060	-5.28%
Chaohu Power	1.555	17.20%	4.266	-5.52%	1.478	18.19%	4.060	-5.28%
Wind-power	0.032	–	0.049	–	0.031	–	0.031	–
Huaining Wind Power	0.032	–	0.049	–	0.031	–	0.031	–
Hydro-power	0.054	12.10%	0.135	9.59%	0.054	13.74%	0.135	10.08%
Hualiangting Hydropower	0.054	12.10%	0.135	9.59%	0.054	13.74%	0.135	10.08%

	Power Generation				Electricity sold
Domestic Power Plant	July to September 2016	Change	January to September 2016	Change	July to September 2016	Change	January to September 2016	Change
Fujian Province	2.738	5.70%	6.129	-28.85%	2.581	5.52%	5.773	-29.36%
Coal-fired	2.738	5.70%	6.129	-28.85%	2.581	5.52%	5.773	-29.36%
Fuzhou	2.738	5.70%	6.129	-28.85%	2.581	5.52%	5.773	-29.36%
Guangdong Province	4.662	-6.30%	12.515	-24.80%	4.448	-6.41%	11.956	-24.99%
Coal-fired	4.659	-6.30%	12.512	-24.81%	4.447	-6.45%	11.954	-25.00%
Shantou Coal-fired	1.563	31.60%	3.442	-8.30%	1.481	31.59%	3.268	-8.32%
Haimen	1.168	-9.9%	3.892	-36.93%	1.106	-9.45%	3.688	-37.18%
Haimen Power	1.928	-22.5%	5.178	-22.92%	1.859	-22.72%	4.998	-23.16%
PV	0.0024	–	0.0024	–	0.0017	–	0.0017	–
Shantou PV	0.0024	–	0.0024	–	0.0017	–	0.0017	–
Yunnan Province	0.878	-14.40%	2.983	-30.72%	0.799	-15.39%	2.744	-30.95%
Coal-fired	0.822	-18.80%	2.771	-34.25%	0.757	-18.80%	2.548	-34.43%
Diandong Energy	0.822	-18.80%	2.503	-18.52%	0.757	-18.80%	2.301	-18.84%
Yuwan Energy	0	–	0.268	-76.57%	0	–	0.247	-76.51%
Wind-power	0.055	322.30%	0.212	132.85%	0.042	254.83%	0.196	124.54%
Fuyuan Wind Power	0.055	322.30%	0.212	132.85%	0.042	254.83%	0.196	124.54%
Guizhou Province	0.009	–	0.033	–	0.008	–	0.026	–
Wind-power	0.009	–	0.033	–	0.008	–	0.026	–
Panxian Wind Power	0.009	–	0.033	–	0.008	–	0.026	–
Hainan Province	2.953	-33.40%	9.892	-24.34%	2.737	-33.54%	9.209	-24.48%
Coal-fired	2.809	-35.1%	9.655	-24.01%	2.598	-35.30%	8.980	-24.14%
Haikou	1.219	-37.5%	4.001	-24.82%	1.105	-38.03%	3.645	-25.35%
Dongfang	1.590	-33.1%	5.654	-23.43%	1.492	-33.13%	5.334	-23.29%
Combined Cycle	0.045	-36.20%	0.085	-62.86%	0.043	-36.08%	0.080	-63.63%
Nanshan Combined Cycle	0.045	-36.20%	0.085	-62.86%	0.043	-36.08%	0.080	-63.63%
Wind-power	0.013	22.00%	0.059	-9.97%	0.013	22.69%	0.058	-10.08%
Wenchang Wind Power	0.013	22.00%	0.059	-9.97%	0.013	22.69%	0.058	-10.08%
Hydro-power	0.081	211.40%	0.089	20.23%	0.080	211.17%	0.087	20.43%
Gezhen Hydro-power	0.081	211.40%	0.089	20.23%	0.080	211.17%	0.087	20.43%
PV	0.0037	–	0.0037	–	0.0036	–	0.0036	–
Dongfang PV	0.0037	–	0.0037	–	0.0036	–	0.0036	–
Total	86.513	6.56%	232.593	-3.49%	81.661	6.83%	219.736	-3.24%

For the third quarter of 2016, the power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 21.2% in Singapore, representing an increase of 0.6 percentage point compared to the same period last year. For the first three quarters of 2016, the accumulated power generation accounted for a market share of 21.5% in Singapore, representing a decrease of 0.4 percentage point compared to the same period last year.

In addition, the 36 wind power units with a total capacity of 72MW of Huaneng Hubei Jieshan Wind Farm Phase II, the 17MW photovoltaic power units of Huaneng Shantou Photovoltaic Power Plant, and the 30MW photovoltaic power units of Huaneng Zhejiang Changxing Hongqiao Photovoltaic Power Plant (each being wholly owned by the Company) as well as the 12MW photovoltaic power units of Huaneng Hainan Dongfang Photovoltaic Power Plant (91.8% owned by the Company) have been put into operation in the third quarter. Meanwhile, Huaneng Luoyang Co-generation Limited Liability Company, which is 80% owned by the Company has completed the acquisition of 100% interest in Luoyang Sunshine Thermal Power Co., Ltd. (which owns an installed capacity of 270MW) in the third quarter. The installed capacity of certain power plants invested by the Company also changed. As of 30 September 2016, the Company had a controlled installed capacity of 82,972MW and an equity-based installed capacity of 75,998MW.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Geng Jianxin
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xu Mengzhou
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
18 October 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     October 18, 2016